SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 12, 2002

Embratel Participações S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, nº 166 - 16º andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Embratel Participações S.A.

TABLE OF CONTENTS

Item

1.	Press Release entitled “Embratel NYSE Ongoing Compliance”, dated November 4, 2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Embratel Participações S.A.

Date:	November 12, 2002	By:	/s/ Daniel Eldon Crawford
Name: Daniel Eldon Crawford
Title: President

ITEM 1

News Release

EMBRATEL NYSE ONGOING COMPLIANCE

Rio de Janeiro, Brazil - November 4, 2002 - Embratel Participações S.A. (Embratel Participações or the “Company”) (NYSE: EMT; BOVESPA: EBTP3, EBTP4), the Company that holds 98.8 percent of Empresa Brasileira de Telecomunicações S.A. (“Embratel”), today announced that it has been notified by the New York Stock Exchange (NYSE) for not meeting their ongoing compliance rule of a stock price trading above US$1.00 for a period exceeding 30 days. Embratel is currently in discussions with the NYSE with respect to this issue.

Embratel’s management is working on the improvement of Embratel’s operating performance. Our third quarter earnings release evidences that this improvement has been continuous over the past three quarters. Embratel is also in the process of discussing its 2003 financing program and believes that when this financing program is completed and the uncertainties regarding the Brazilian economy are defined there will be more clarity with respect to the investment in the stock.

Embratel is the premier communications provider in Brazil offering a wide array of advanced communications services over its own state of the art network. It is the leading provider of data and Internet services in the country. Service offerings include: advanced voice, high-speed data communication services, Internet, satellite data communications and corporate networks. Embratel is uniquely positioned to be the all-distance telecommunications network of South America. The Company's network is has countrywide coverage with 28,868 km of fiber cables comprising 1,068,657 km of optic fibers.

# # #

Note: Except for the historical information contained herein, this news release may be deemed to include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risk and uncertainty, including financial, regulatory environment and trend projections. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. The important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, without limitation, the Company’s degree of financial leverage, risks associated with debt service requirements and interest rate fluctuations, risks associated with any possible acquisitions and the integration thereof, risks of international business, including currency risk, dependence on availability of interconnection facilities, regulation risks, contingent liabilities, collection risks, and the impact of competitive services and pricing, as well as other risks referred in the Company’s filings with the CVM and SEC. The Company does not undertake any obligation to release publicly any revisions to its forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:
Silvia M.R. Pereira
Investor Relations
tel: (55 21) 2519-9662
fax: (55 21) 2519-6388
email: silvia.pereira@ embratel.com.br or invest@embratel.com.br

Helena Duncan
Press Relations
tel: (55 21) 2519-3653
fax: (55 21) 2519-8010
email:hduncan@embratel.com.br